

Business Information

Name	**MORGAN STANLEY BANK NA**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**363707380**

Business Address

Street Address 1	**201 MAIN STREET, 5TH FLOOR**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone Number	**801-236-3600**
Fax Number	**801-236-3687**
Email	**Not provided**
Website/URL	**WWW.MORGANSTANLEY.COM**
CRD/IARD ID	**Not provided**
	US FEDERALLY CHARTERED BANK
	F



Other Names

MORGAN STANLEY BANK
DBA   **NOT IN USE**

MORGAN STANLEY DEAN WITTER BANK INC
DBA   **NOT IN USE**

MOUNTAINWEST FINANCIAL CORPORATION
DBA   **NOT IN USE**

SCFCILC INC
DBA   **NOT IN USE**



Location of Business Records

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

Street Address 1	**1585 BROADWAY**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**



Principal Information

Individual Information

NFA ID	**0385755**
Name	**ABRUZZO, CRAIG T**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-24-2020**

NFA ID	**0524106**
Name	**BURNS JR, JOHN JOSEPH**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-23-2019**

NFA ID	**0384217**
Name	**CRAPANZANO, SEBASTIAN J**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-23-2016**

NFA ID	**0362501**
Name	**GELFAND, JEFFREY ALLEN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-10-2020**

NFA ID	**0523312**
Name	**GOLDSTEIN, BARRY**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-18-2019**

NFA ID	**0452609**
Name	**HEATON, ERIC**
TItle(s)	**PRESIDENT**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-09-2013**

NFA ID	**0529421**
Name	**HOWE, NILOOFAR**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-09-2020**

NFA ID	**0457586**
Name	**JOHNSON, RICHARD JAMES**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-15-2019**

NFA ID	**0510907**
Name	**KRAUS, JEFFREY ALLAN**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-27-2021**

NFA ID	**0527593**
Name	**OLLE, LAURA NEWMAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-17-2020**

NFA ID	**0540079**
Name	**PIZZI, MICHAEL ANTHONY**
TItle(s)	**DIRECTOR**
	CHIEF EXECUTIVE OFFICER
10% or More Interest	**No**

Status	**APPROVED**
Effective Date	**07-06-2021**

NFA ID	**0527595**
Name	**ROBINSON, KENNETH BERNARD**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-21-2020**

NFA ID	**0527596**
Name	**SARGEANT, THOMAS JEFFREY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-17-2020**

NFA ID	**0524561**
Name	**SIMON, CHANTAL DECKEY**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-04-2019**

NFA ID	**0488656**
Name	**WISDOM, PAIGE HELENE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-15-2015**

Holding Company Information

NFA ID	**0431045**
Full Name	**MORGAN STANLEY DOMESTIC HOLDINGS INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**04-09-2020**



Non-U.S. Regulator Information

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

List of Non-U.S. Regulator(s) During The Past 5 Years

Country   **Regulator Name**

No Information Available



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



NFA

Disciplinary Information - Financial Disclosures

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No



Registration Contact Information

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

First Name	CHERYL
Last Name	HICKMAN
Title	VICE PRESIDENT
Street Address 1	100 SOUTH CHARLES STREET
Street Address 2	4TH FLOOR
City	BALTIMORE
State (United States only)	MARYLAND
Zip/Postal Code	21201
Country	UNITED STATES
Phone	667-312-4062
Email	CHERYL.HICKMAN@MORGANSTANLEY.COM



Enforcement/Compliance Communication Contact Information

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

First Name	CHERYL
Last Name	HICKMAN
Title	VICE PRESIDENT
Street Address 1	100 SOUTH CHARLES STREET
Street Address 2	4TH FLOOR
City	BALTIMORE
State (United States only)	MARYLAND
Zip/Postal Code	21201
Country	UNITED STATES
Phone	667-312-4062
Email	CHERYL.HICKMAN@MORGANSTANLEY.COM

First Name	KYLE
Last Name	OSMERA
Title	EXECUTIVE DIRECTOR
Street Address 1	1221 AVENUE OF THE AMERICAS, 34TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10020
Country	UNITED STATES
Phone	212-762-7084
Fax	212-507-4862
Email	MATTHEW.OSMERA@MORGANSTANLEY.COM



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY



NFA

Membership Contact Information

Viewed on March 03, 2022

NFA ID 0445200 MORGAN STANLEY BANK NA

Membership Contact

First Name	CHERYL
Last Name	HICKMAN
Title	VICE PRESIDENT
Street Address 1	100 SOUTH CHARLES STREET
Street Address 2	4TH FLOOR
City	BALTIMORE
State (United States only)	MARYLAND
Zip/Postal Code	21201
Country	UNITED STATES
Phone	667-312-4062
Email	CHERYL.HICKMAN@MORGANSTANLEY.COM

Accounting Contact

First Name	KELLY
Last Name	OKEEFFE
Title	EXECUTIVE DIRECTOR
Street Address 1	1 NEW YORK PLAZA, 4TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10004
Country	UNITED STATES
Phone	212-276-3015
Email	KELLY.OKEEFFE@MORGANSTANLEY.COM

Arbitration Contact

First Name	ALITA
Last Name	WINGFIELD
Title	EXECUTIVE DIRECTOR
Street Address 1	1633 BROADWAY
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	1 212 537-2671
Fax	212-507-3126
Email	ALITA.WINGFIELD@MORGANSTANLEY.COM

Compliance Contact

First Name	KYLE
Last Name	OSMERA
Title	EXECUTIVE DIRECTOR
Street Address 1	1633 BROADWAY
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	1 212 537-2096
Fax	1 212 507-4862
Email	MATTHEW.OSMERA@MORGANSTANLEY.COM

Chief Compliance Officer Contact

First Name	JOHN
Last Name	BURNS JR
Title	MANAGING DIRECTOR
Street Address 1	1633 BROADWAY
Street Address 2	30TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212 537-1913
Fax	212 507-6288
Email	JOHN.BURNS@MORGANSTANLEY.COM